UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Registrant’s Notice of Annual Meeting of Shareholders and Management Information Circular dated March 24, 2020 and included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-31880), furnished to the Commission on April 6, 2020, is incorporated by reference into each of the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300, respectively), the Registration Statement on Form F-3D (Commission File No. 333-217016) and the Registration Statement on Form F-10 (Commission File No. 333-224029) of the Registrant, Yamana Gold Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date:	April 6, 2020	By:	/s/ Sofia Tsakos
Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders and Management Information Circular

99.2	Form of Proxy

99.3	Form of Consent to Electronic Delivery of Documents